Exhibit 99.1

Draganfly Announces Another Record

Revenue Quarter for Q1

Los Angeles, CA. May 10, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its first quarter financial results. Revenue growth for the first quarter was driven by strong product sales.

Key Financial and Operational Highlights for Q1 2022:

●	Revenue for the first quarter of 2022 was $2,044,562, an increase of 32.8% year-over-year from the first quarter of 2021 with all sales coming from organic growth. The bulk of the revenue came from product sales, with drone services sales being $406,846 and the balance of the revenues coming from engineering services.

●	Gross Profit for Q1 2022 increased $301,143 over the same period in 2021 representing an increase of 58.5% year over year. Gross margin percentage for Q1 2022 was 39.9% compared to 33.4% in Q1 2021. The increase is due to the sales mix of the products sold.

●	The Company recorded a comprehensive loss of $6.29 million in the first quarter of 2022 compared to a loss of $44.9 million in the same period of 2021. The comprehensive loss for the period includes a non-cash loss in fair value of derivative liability of $1,230,860 and a recovery of a $771,260 receivable and would otherwise be a loss of $5,832,894. The first quarter of 2021 included a non-cash loss in fair value derivative of $41,019,172 and would otherwise be a loss of $3,895,475. Contributors to the year-over-year change included increased insurance and wage costs partially offset by increased revenues.

●	Cash balance on March 31, 2022 of $19.6 million compared to 23.1 million on December 31, 2021.

●	Draganfly received an order for its Medical Response and Search and Rescue Drones from Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”) for deployment with Revived Soldiers Ukraine (“RSU”). The Company will provide an initial combined total of 10 North American-made Medical Response and Search and Rescue Drones. The total initial order size (subject to conditions) is up to 200 units. Draganfly’s Medical Response and Search and Rescue Drones are manufactured in North America to help ensure the integrity of the Company’s hardware and the security of a user’s data. The Medical Response Drones will be equipped with Draganfly’s temperature-managed Medical Response Payload Box, which can transport up to 35 pounds of medical supplies, including blood, pharmaceuticals, insulin/medicines, vaccines, water, and wound care kits. The innovative payload system on this type of drone ensures ease of access when top mounted and effective quick-release operations when bottom mounted.

●	Draganfly launched its Access & Healthcare Solutions with Fobi AI Inc. (“Fobi’’) to help industry leaders and communities host safe in-person events. An integral part of the joint solution is the deployment of the Company’s Vital Intelligence Smart Vital Kiosks. With voluntary consent, the kiosks can measure temperature, blood pressure, heart rate, respiratory rate, and oxygen saturation (“SpO2”) in seconds. Draganfly’s Smart Vital system enhances privacy and always registers anonymous data of the individual being screened. Integrations such as the Company’s Smart Vital system enable Fobi’s PassPro Wallet pass platform to help industry leaders solve multiple pain points. The platform is now able to automatically deliver verified credentials including vital signs and access privileges to a Fobi PassPro Wallet pass as well as a back-end portal.

●	Draganfly celebrated a significant drone spraying milestone at Alabama State University (“ASU”). The Company sprayed its 500,000th seat at ASU’s Dunn-Oliver Acadome in February 2022. In addition to ASU, Draganfly’s drone spraying services have been used to add another layer of health security at a number of high-profile events including NASCAR’s June 2021 tripleheader weekend at the Nashville Superspeedway and Barrett-Jackson’s March 2021 collector car auction in Scottsdale, Arizona.

●	Draganfly by invite only showcased its drone based AI Vital Intelligence platform to Government accounts at EDGE22: Common Missions in Today’s Digital World at the Park MGM Hotel in Las Vegas, Nevada. The Company’s onsite demonstration to government representatives consisted of a live drone flight equipped with its Smart Vital system. Cameron Chell, Chairman and CEO of Draganfly, and Paul Mullen, Vice President of Vital Intelligence, discussed the versatility and real-world use cases of the Company’s Vital Intelligence platform with retired U.S. Air Force Colonel Dawn Zoldi. Draganfly’s drone spraying services were also implemented ahead of the EDGE22 plenary sessions to add another layer of health security.

●	Draganfly announced a partnership with Women And Drones, the premier global platform for women who are disrupting, innovating, and shaping the future of STEM and aviation. From 2018 to 2021, the organization has been named one of the top companies to watch in the uncrewed aircraft systems (“UAS”) industry. Women And Drones’ educational programs range from kindergarten to career in an effort to balance the gender equation in the industry currently, as well as for the future of flight. The organization offers Drone Flight Services including aerial imagery and drone product beta testing.

●	Draganfly unveiled its new Vital Intelligence Smart Vital Kiosk during CES® 2022. The kiosk’s 22” LCD screen is compliant with the Americans with Disabilities Act (“ADA”) and its Forward Looking InfraRed (“FLIR”) thermal camera adheres to the guidelines set by the Food and Drug Administration (“FDA”). Designed to be versatile, the Company’s new Smart Vital Kiosks can be secured in a certain area or safely wheeled to a new location.

●	Draganfly’s Vital Intelligence Platform was utilized during the Drone Racing League’s (“DRL”) Vegas Championship Race Presented by T-Mobile outside T-Mobile Arena in Las Vegas, Nevada. The race, which took place during CES 2022, marked the finale of the 2021-22 DRL Algorand World Championship Season. The Company’s VI Platform screened the core vitals of DRL pilots before and after the event. Draganfly’s drone spraying services were also implemented ahead of the race to add another layer of health security. The insights gained during the Company’s first season participating with DRL will support the scaling of DRL Labs, which is the league’s innovation hub set up in collaboration with Draganfly. Through DRL Labs, both companies will research and develop next generation drone technology that will advance the sport of drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

Cameron Chell, President and CEO of Draganfly, said: “It has been a strong start to the year. Draganfly continues to reach key objectives. The entire team is fully committed to providing our customers and partners with cutting-edge drone solutions, software and AI systems. As our capacity to meet customer demand continues to increase, we believe we are making significant progress towards becoming an important leader in the expanding drone manufacturing and solutions space.”

Draganfly will hold a shareholder update and earnings call on May 10, 2022 at 2:30 p.m. PDT / 5:30 p.m. EDT.

Registration for the call can be done here: https://bit.ly/DPROshareholdercall

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended March 31, 2022, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

For the three months ended March 31,	2022	2021
Total revenues	$2,044,562	$1,539,736
Gross Profit (as a % of revenues)	39.9%	33.4%
Net income (loss)	(6,204,335)	(45,201,077)
Net income (loss) per share ($)
- Basic	(0.19)	(2.15)
- Diluted	(0.19)	(2.15)
Comprehensive income (loss)	(6,292,494)	(44,914,647)
Comprehensive income (loss) per share ($)
- Basic (post-consolidation)	(0.19)	(2.14)
- Diluted (post-consolidation)	(0.19)	(2.14)
Change in cash and cash equivalents	$(3,443,901)	$19,076,220

As at	March 31, 2022	December 31, 2021
Total assets	$37,594,478	$42,113,240
Working capital	21,426,769	26,836,922
Total non-current liabilities	434,359	465,214
Shareholders’ equity	$29,373,050	$34,926,239

Number of shares outstanding	33,197,984	33,168,946

Notes:

(1) The net loss and comprehensive loss for the three months ended March 31, 2022, include a change in fair value of derivative liability of $1,230,860, and would otherwise been a loss of $4,973,475 for the net loss, and $5,061,634 for the comprehensive loss, respectively.

(2) Shareholders’ equity and working capital as at March 31, 2022 includes a fair value of derivative liability of $6,790,862 and would otherwise be $36,163,912 and working capital of $28,217,631 respectively.

	2022 Q1	2021 Q4	2021 Q1
Revenue	$2,044,562	$1,635,265	$1,539,736
Cost of goods sold	$(1,228,412)	$(1,008,827)	$(1,024,729)
Gross profit	$816,150	$626,438	$515,007
Gross margin – percentage	39.9%	38.3%	33.4%
Operating expenses	$(6,173,819)	$(5,733,767)	$(4,839,600)
Operating income (loss)	$(5,357,669)	$(5,107,329)	$(4,324,593)
Operating loss per share - basic	$(0.16)	$(0.16)	$(0.21)
Operating loss per share - diluted	$(0.16)	$(0.15)	$(0.21)
Other income (expense)	$(846,666)	$17,811,440	$(40,876,484)
Change in fair value of derivative liability *	$(1,230,860)	$23,428,117	$(41,019,172)
Other comprehensive income (loss)	$(88,159)	$(151,465)	$286,430
Comprehensive income (loss)	$(6,292,494)	$12,635,466	$(44,914,647)
Comprehensive income (loss) per share - basic	$(0.19)	$0.39	$(2.14)
Comprehensive income (loss) per share - diluted	$(0.19)	$0.38	$(2.14)

* Included in other income (expense)

(3) The other income (expense) and comprehensive income (loss) for the first quarter of 2022 include a fair value derivative liability expense of $1,230,860, and a recovery of note receivable impairment of $771,260 and would otherwise be an expense of $387,066 and loss of $5,832,894, respectively.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.